SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 17, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Announcement of Start-up of Public Distribution of the 7th Issuance of Simple Debentures of

SECRETARIA DE ENERGIA, RECURSOS HÍDRICOS E SANEAMENTO

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

A Publicly-Held Company
Corporate Taxpayers’ Identification (CNPJ) #: 43.776.517/0001-80
Rua Costa Carvalho, n.° 300
05429-900 São Paulo - SP

ISIN 1st Tranche n.° BRSBSPDBS0O0 ISIN 2nd Tranche n.° BRSBSPDBS0P7

Rated by Standard & Poor’s as: “brA”

Lead Coordinator of the Placement

Placement Coordinators

Hereby communicate the start-up as of that date of the public distribution of three hundred thousand (300,000) unsecured simple debentures of the 7th issuance of the Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Placement”, the “Issuance”and the “Company”, respectively), registered, book-entered, not convertible into shares issued by the Company, in two tranches, with unit face value of one thousand reais (R$ 1,000.00) (the “Debentures”), amounting, at the issuance date, that is, March 1, 2005 (the “Issuance date”) to:

R$ 300.000.000,00
(Three hundred million reais)

INFORMATION ON PLACEMENT

This Placement is conducted under the scope of the Company’s First Market Security Distribution Program (the “Program”), approved pursuant to the resolution of the Company’s Board of Directors’ Meeting held on June 17, 2004, whose minutes were published in the Official Gazette of the State of São Paulo (“Diário Oficial do Estado de São Paulo”) and in newspaper Valor Econômico, on July 13, 2004, and filed with the CVM (Brazilian Securities and Exchange Commission) under the terms of CVM Instruction # 400, of December 29, 2003 (“CVM Instruction # 400/03”), under # CVM/SRE/PRO/2004/004, on September 17, 2004, which will have a validity period of two (2) years and a limit of one billion five hundred million reais (R$ 1,500,000,000.00).

1. Board of Directors’ Meeting which Ratified the Issuance

The Issuance was ratified pursuant to resolution of the Company’s Board of Directors’ Meeting held on February 16, 2005, whose minutes were published in the Official Gazette of the State of São Paulo on February 19, 2005, and in newspaper Valor Econômico, on February 21, 2005, and filed with the Trade Board of the State of São Paulo – JUCESP (the “JUCESP”) under # 66.974/05-7, on February 23, 2005.

Said Issuance is regulated by the “Deed of the 7th Public Issuance of Unsecured Simple Debentures, Not Convertible into Shares, of Two Tranches for the Public Distribution, of Companhia Saneamento Básico do Estado de São Paulo – SABESP” (the “Deed of Issuance”), entered into on February 21, 2005 by and between the Company and SLW Corretora de Valores e Câmbio Ltda. (the “Fiduciary Agent”), and filed with JUCESP under # ED000117-0/000 on March 3, 2005, and amended on March 7, 2005, pursuant to the terms of the “First Addenda to Deed of the 7th Issuance of Unsecured Simple Debentures, Not Convertible into Shares, in Two Tranches for the Public Distribution of Companhia Saneamento Básico do Estado de São Paulo – SABESP”, filed with JUCESP under # 179012/05-8, on March 8, 2005.

2. Characteristics of Debentures

2.1. Unit Face Value

Debentures shall have a unit face value of one thousand reais (R$ 1,000.00) on the Issuance Date (the “Unit Face Value”).

2.2. Number of Tranches and Compensation

2.2.1. The issuance shall be comprised of two tranches.

2.2.2. The compensation for each tranche, pursuant to item 2.11. below, was defined during the bookbuilding process, carried out for checking, with investors, the demand for debentures at different interest rate levels.

2.2.3. By the end of the bookbuilding process, the Company’s Board of Directors ratified the compensation for every Issuance Tranche, at the meeting held on March 7, 2005, whose minutes were filed with JUCESP, on March 8, 2005, under # 179042/05-1, and published in the Official Gazette of the State of São Paulo and in newspapers Valor Econômico and Folha de S. Paulo on May 9, 2005.

2.3. Number of Securities

Three hundred thousand (300,000) debentures shall be issued, of which two hundred thousand (200,000) 1st Tranche Debentures (“1st Tranche Debentures”) and one hundred thousand (100,000) 2nd Tranche Debentures (“2nd Tranche Debentures”), comprising a total of three hundred million reais (R$ 300,000,000.00) at the Issuance date, notwithstanding the Increase in the Number of Debentures Option (as defined in item 2.4. below).

2.4. Increase in the Number of Debentures Option

The Company has not exercised its option to increase the number of debentures to be issued, under the terms of the Deed of Issuance, up to twenty per cent (20%) in relation to the originally quantity set forth, without the need for a new registration request with CVM (the “Increase in the Number of Debentures Option”), as set forth in paragraph 2 of article 14 of CVM Instruction # 400/03.

2.5. Issuance Date and Maturity

For all legal effects, the Issuance Date of Debentures shall be March 1, 2005. The 1st Tranche Debentures shall have a validity period of four (4) years as of the Issuance date, expiring on March 1, 2009. The 2nd Tranche Debentures shall have a validity period of five (5) years as of the Issuance Date, expiring on March 1, 2010. After the respective maturity periods, the Company must clear the remaining outstanding debentures at their Unit Face Value, plus the compensation referred to in item 2.11. below, calculated on a pro rata temporis basis, counting from the last compensation date.

2.6. Class, Type, and Convertibility

Debentures shall be registered, book-entered, non-convertible into shares issued by the Company.

2.7. Form

Debentures shall be unsecured.

2.8. Placement and Trading Registration

Debentures shall be placed on the primary market via the Securities Distribution System (“SDT”), administered by the National Association of Open Market Institutions (“ANDIMA”) and operated by the (Clearing House for the Custody and Financial Settlement of Securities) (“CETIP”), with placement cleared by CETIP, and registered for trading on the secondary market (i) with the National Debenture System (“SND”), administered by the ANDIMA and operated by the CETIP, with transactions cleared and debentures held in custody at CETIP; and (ii) in the BOVESPA FIX Trading System (“BOVESPA FIX”), of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”), with transactions cleared and debentures held in custody by the Brazilian Clearing and Depository Corporation (“CBLC”).

2.9. Distribution Procedure and Term

2.9.1. Debentures shall be subject to public distribution, under firm guarantee, with intermediation of financial institutions which are part of the security distribution system, for placement by intermediation of the SDT, administered by ANDIMA and operated by CETIP pursuant to compliance with the Debentures distribution plan, as described in the distribution agreement entered into by the Company and Coordinators.

2.9.2. The debentures distribution period shall be two (2) business days, as from this Start-up Announcement publication date (“Distribution Period”).

2.9.3. The distribution closing date and its outcome shall be publicized by means of a closing announcement, to be published in the “Official Gazette of the State of São Paulo” and in newspaper Valor Econômico.

2.10. Debenture Certificate

The Company shall not issue Debenture Certificates. For all legal purposes, the ownership of debentures shall be evidenced by the depository institution of debentures, the Banco Itaú S.A. (the “Depository Institution”). Additionally, the “Assets Position Report”shall be acknowledged as evidence of ownership of debentures, to be issued by the SND, together with a statement, on behalf o the Debentures holder, issued by the financial institution responsible for the custody of these securities when deposited to SND. For debentures deposited to CBLC, CBLC shall issue a custody statement on behalf of the Debentures holder.

2.11. Compensation

2.11.1. Compensation of 1st Tranche Debentures. From the Issuance Date, the 1st Tranche Debentures shall be entitled to a remuneration, bearing compensatory interest incurring on their Unit Face Value equivalent to the accrued daily average rates of the one-day DI – Interbank Deposits, known as “over extra group”, calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities), spread capitalized or of surcharge per annum, based on a year of two hundred and fifty-two (252) business days (“Surcharge to the DI Rate), incurring on the Unit Face Value of the 1st Tranche Debentures, from the Issuance Date, and paid at the end of each Capitalization Period (the “1st Tranche Compensation”).

2.11.2. Compensation of 2nd Tranche Debentures. From the Issuance Date, the 2nd Tranche Debentures of this present Issuance shall be entitled to remuneration, which includes the update of the Unit Face Value and compensatory interest (the “2nd Tranche Compensation”), and, when determined to be together with the 1st Tranche Compensation, determined as follows:

2.11.2.1. Update. 2nd Tranche Debentures shall have their Unit Face Value updated from the Issuance Date, according to the variation in the IGP-M – General Market Price Index, calculated and published by the Fundação Getúlio Vargas (“IGP-M”).

2.11.2.2. Compensatory interest. The 2nd Tranche Debentures shall be entitled to payment of compensatory interest, calculated by applying a fixed rate of ten wholes and eighty hundredth percent (10.80%) per annum, incurring on the updated Unit Face Value of Debentures calculated by business days elapsed, based on a year of two hundred and fifty-two (252) business days, as from the Issuance Date, and paid at the end of each Capitalization Period.

2.11.3. For purposes of calculation the debenture compensation, “Capitalization period” means the range of time beginning at the Issuance date inclusive, for the first Capitalization period, or at the maturity date of the respective immediately prior compensation, inclusive, for other Capitalization Periods, and ending at the next maturity date of the respective compensation, exclusive.

2.12. Compensation Payment

2.12.1. Payment of 1st Tranche Compensation. The amounts related to the compensation of the 1st Tranche shall be paid on a half-yearly basis, always on the first (1st) day of March and September of each year.

2.12.2. Payment of 2nd Tranche Compensation. The amounts related to the compensation of the 1st Tranche shall be paid as follows: (i) Update: jointly with the payment of the Unit Face Value of the 2nd Tranche Debentures, which shall occur on the maturity date of said Debentures, that is to say, March 1, 2010; and Compensatory Interest: on an annual basis, always on the first (1st) day of March of each year.

2.13. Amortization

There shall be no amortization of the Unit Face Value, which shall be fully paid on the respective maturity dates of the Debentures.

2.14. Subscription Period and Format and Payment

Pursuant to the provisions of Law # 6,404, article 59, paragraph 3, of December 15, 1976 (the “Brazilian Corporate Law”), debentures may be subscribed at any time within the Distribution Period, with demand payment, at the time of subscription, in local currency.

2.15. Subscription Price

2.15.1. Debentures shall be subscribed at their Unit Face Value, plus compensation, calculated on a pro rata temporis basis as from the Issuance Date to the payment date (“Subscription Price”).

2.16. Renegotiation

There shall be no renegotiation of debentures.

2.17. Optional Purchase

The Company may purchase, at any time, outstanding debentures of this issuance, pursuant to paragraph 2 of article 55 of Brazilian Corporate Law. Debentures purchased as set forth in this item may be cancelled, remain at the Company’s treasure, or be replaced in the market.

2.18. Early Redemption

The early redemption of debentures shall not be permitted.

2.19. Early Maturity

2.19.1. The events listed below are considered as assumptions for early maturity of debentures of this Issuance and, subject to the provisions of items 2.19.2. and 2.19.3. below, when this occurs, the payment, by the Company, of the Unit Face Value of each debenture shall be required, accrued of compensation and charges, calculated on a pro rata temporis basis, as from the Issuance Date or the date of last payment of compensation to the date of its effective payment: (a) petition for receivership procedure, court recovery of debts or self-declared bankruptcy (or any other similar proceedings provided for by law) by the Company, (b) the winding-up or the adjudication of bankruptcy of the Company, (c) the extinguishment or dissolution of the Company, (d) the failure to pay the Compensation due to the Debentures on the respective payment dates, as well as any other monetary liabilities to be provided for in the deed of issue, (e) should the State of São Paulo cease to hold, directly or indirectly, at least, fifty percent (50%) plus one voting right share in the Company’s capital, (f) the termination of the Company’s license, the loss of its concession, or the loss of its capacity to execute and operate Public Sanitation Utilities in area(s) of the State of São Paulo, which, severally or jointly considered, during the validity of the Debentures, result in a reduction in the Company’s net operating revenues of exceeding twenty-five percent (25%) in relation to the Company’s net operating revenues for the fiscal year ended December 31, 2003 (annually adjusted as per the variation in the IPCA-IBGE [amplified consumer price index]). The limit set forth above shall be determined on a quarterly basis, taking into account the Company’s operating revenues during the twelve (12) months prior to the end of each quarter and making use of the financial information usually released by the Company, (g) the merger, spin-off, incorporation, or any form of corporate reorganization involving the Company (“Reorganization”) not previously approved by Debentures Holders representing, at least, two-thirds (2/3) of the outstanding Debentures at a Debentures Holders’ Meeting, specifically called for this purpose, subject to the call procedure set forth in Clause X below, except if the Company demonstrates to the Fiduciary Agent, prior to the Reorganization effectiveness, that once concluded said Reorganization, the following requirements shall be complied with on a cumulative basis: (i) the Company’s shareholders’ equity shall not be inferior to its shareholders’ equity before the Reorganization, a variation of up to ten percent (10%) being allowed, (ii) the Debentures shall have the same risk rating attributed thereto before the Reorganization, (iii) he Company shall not breach the financial indices to be established in the deed of issue and in the item m below, and (iv) he Company’s net operating revenues shall not suffer a reduction higher than twenty-five percent (25%) in relation to its net operating revenues for the fiscal year ended December 31, 2003 (annually updated as per the variation in the IPCA-IBGE), pursuant to determination based on the Company’s pro-forma financial statements reflecting the effects of the Reorganization, drawn up exclusively for this purpose, based on the twelve (12) months prior to the end of the last quarter (in which mandatory financial information was drawn up); the requirements dealt with in sub-items (i) through (iv) of this item are exclusively for the use of the Fiduciary Agent in evaluating the Reorganization and shall not bind the free deliberation of the General Debentures Holders’ Meeting, (h) legitimate and reiterated protests of bills or reiterated petitions for bankruptcy against the Company, the aggregate amount of which claimed exceeds thirty million Reais (R$ 30,000,000.00), unless if said protest or petition for bankruptcy has been effected due to error or bad faith of third parties, provided that this is duly proven by the Company, or if canceled, for any reason whatsoever, within no later than 72 hours of its occurrence, (i) failure on the part of the Company to comply with any and all non-monetary liability resulting from the deed of issue, not remedied within thirty (30) days as of the receipt of written notice sent by the Fiduciary Agent, (j) the early maturity of any Company debt, equal to or in excess of thirty million Reais (R$ 30,000,000.00), due to breach of contract, the amount of which may, in any way whatsoever, jeopardize compliance with the Company’s monetary liability arising from the Issuance, (k) the sale of operational assets which, severally or jointly, during the validity of the Debentures, result in a reduction in the Company’s net operating revenues exceeding twenty-five percent (25%) in relation to its net operating revenues for the fiscal year ended December 31, 2003 (annually adjusted as per the variation in the IPCA-IBGE). This limit shall be determined on a quarterly basis, taking into account the Company’s operating revenues during the twelve (12) months prior to the end of each quarter, and making use of the financial information usually released by the Company, (l) the payment of dividends, except for those mandatory by law, and/or interest on own capital if under more than fifteen (15) days in arrears, related to the compliance with any of its monetary liabilities to be provided for in the deed of issue, (m) non-compliance with, or failure to maintain, the following minimum financial ratios as of March 31, 2005, to be verified on a quarterly basis, whenever the Company releases the usual quarterly information: (1) Adjusted Current Liquidity in excess of 1.0 for this purpose, said ration being defined as Current Assets divided by Current Liabilities, excluding from the Current Liabilities the portion registered in the short term for the Company’s long-term debts; (2) EBITDA/Financial Expenses ratio equal or exceeding 1.5, EBITDA, in relation to the twelve (12) months prior to the date of calculation of the ratio, being understood as, the sum of (i) earnings before the deduction of taxes, contributions and stakes, (ii) depreciation and amortization expenses incurred during the period, (iii) financial expenses deducted from the financial revenues and (iv) non-operating income. Financial Expenses, in relation to the twelve (12) months prior to the date of calculation of the ratio, are understood as the sum of interest payments and financial expenses incurred on the financial debt, excluding for this purpose the exchange rate variations expenses (currencies difference). The Company’s failure to comply with the obligations of this item shall only be confirmed as such when this is verified in its mandatory quarterly financial statements, or for at least, two (2) consecutive quarters, or for two (2) non-consecutive quarters within a twelve (12)-month period.

2.19.2. Should any of the events stated in sub-items (a) to (d) of item 2.19.1. above occur, it shall result in the early maturity of debentures, and said maturity shall be subject to the delivery by the Fiduciary Agent of a notice to the Company related thereof, under the terms of CVM Instruction # 28, article 13, sole paragraph, of November 23, 1983.

2.19.3. Upon occurrence of the events stated in sub-items (e) to (m) of item 2.19.1. above, the Fiduciary Agent shall call, within forty-eight (48) hours from the date it shall learn of the occurrence of any of the aforementioned events, a General Debentures Holders’ Meeting to discuss the statement of the early maturity of debentures, subject to the call procedure set forth in the Deed and the specific quorum provided for in item 2.19.3.1. below. The Debentures Holders’ Meeting set forth in this item may also be called by the Company.

2.19.3.1. The Debenture Holders’ Meeting referred to in item 2.19.3. may opt, by means of a decision taken by its debentures holders representing at least two-thirds (2/3) of outstanding debentures, not to state the early maturity of debentures.

2.19.3.2. Should: (i) the Debenture Holders’ Meeting mentioned in item 2.19.3. not be held due to insufficient quorum, or (ii) the decision referred to in item 2.19.3.1 above not be taken by the minimum quorum required for such approval, the Fiduciary Agent shall state the early maturity of debentures under the terms established in item 2.19.1. above.

2.20. Interest on Arrears and Fine

Should there be any delay in the payment of any amount due to the Debentures holders, said debt in arrears shall be subject to a fine of two percent (2%) over the amount due and interest on arrears, calculated from the date of default until the date of effective payment, at a rate of one percent (1%) per month over the amount then due, regardless of notice, summons or judicial or extrajudicial notification, in addition to the expenses incurred for collection.

2.21. Lapse of Rights to Surcharges

Without prejudice to the provisions of item 2.20. above, the failure of the Debentures Holder to receive the amount corresponding to any of the Company’s monetary obligations, at the dates stated in the Deed of Issuance, or in a notice published by the Company, shall not entitled him/ her to receive the compensation and/or interest on arrears and fine for the period related to the delay; however, said Debenture Holder shall be entitled to the related vested interests to the respective maturity date.

2.22. Payment Location

The payments to which the Debentures are entitled shall be effected through, as this is the case: (i) the procedures adopted by the CBLC, for those Debentures registered with the BOVESPA FIX; or (ii) the procedures adopted by the CETIP, for those Debentures registered with the SND; or (iii) for Debenture Holders of the Issuance not bound by these systems, payment shall occur through the Depository institution.

2.23. Extension of Periods

The payment period of any obligation by any of the parties, including Debentures Holders, in connection with the Payment Price, shall be deemed extended to the subsequent first business day, should the maturity date fall in a non-business day or a bank holiday in the City of São Paulo, State of São Paulo, and such payment shall be made without any surcharge to the amounts payable, except for those payments which should be made by CETIP or CBLC; in this case, the payment period shall be extended only when the maturity date falls in a local holiday or weekend.

2.24. Communication

All measures and decisions to be taken arising from this Issuance which shall affect the interests of Debentures Holders shall be mandatory communicated by means of notices to be published in the Official Gazette of the State of São Paulo and in newspaper Valor Econômico.

2.25. Target Audience

The Placement shall be designed for legal entities, investment funds, pension funds, asset management, institutions authorized by the Central Bank of Brazil, insurance companies, private pension entities, capitalization entities and other institutional or qualified investors.

2.26. Statement of Investment Inadequacy

In view of the restrictions of the secondary market for trading of debentures, this Placement shall not be designed for investors in need of highly-liquid securities.

2.27. Tax Immunity of Debentures Holders

Should any Debentures Holder be entitled to any type of tax immunity or exemption, said Debenture Holder shall forward to the Depository Institution, at least ten (10) business days before the date scheduled for receipt of amounts related to debentures, the documentation supporting such tax immunity or exemption.

3. LOCATIONS WHERE DEBENTURES MAY BE PURCHASED

Those parties interested in purchasing Debentures may contact Coordinators at the addresses stated below:

Lead Coordinator
Banco Santander Brasil S.A.
Rua Amador Bueno, 474 – Bloco C – 3° andar
04752-005 - São Paulo – SP
Fax #: (11) 5538-8252
Phone #: (11) 5538-6792
E-mail: ricardoc@santander.com.br
Att.: Mr. Ricardo Corradi Leoni

Coordinators

Banco ABN AMRO Real S.A.
Avenida Paulista, n° 1374, 16° andar
São Paulo - SP
Fax #: (11) 3174-6809
Phone #: (11) 3174-6830
E-mail: Ciro.giannini@br.abnamro.com
Att.: Mr. Ciro Ginnini

Unibanco – União de Bancos Brasileiros S.A.
Avenida Eusébio Matoso n.° 891
São Paulo - SP
Fax #: (11) 3813-2675
Phone #: (11) 3097-1213
E-mail: glenn.mallet@unibanco.com.br
Att.: Mr. Glenn Mallett

4. DEPOSITORY INSTITUTION

Banco Itaú S.A. Avenida Eng.° Armando de Arruda Pereira, n.° 707, 9° andar
São Paulo, SP
Fax #: (11) 5029-1917/1920
Phone #: (11) 5029-1317
E-mail: jose-nilson.cordeiro@itau.com.br
Att.: Mr. José Nilson Cordeiro

5. FIDUCIARY AGENT

SLW Corretora de Valores e Câmbio Ltda.
Rua Dr. Renato Paes de Barros, 717, 6° e 7° andares
04530-001 São Paulo, SP
Fax #: (11) 3048-9888
Phone #: (11) 3048-9830
E-mail: debenturesslw@slw.com.br
Att.: Mr. Felipe Coimbra Aloi André

6. OTHER INFORMATION

For further information on Debentures, as well as for obtaining a copy of the Program Prospects and the Placement Supplement, the interested parties shall contact CVM, at the Company’s Head Office or at the Lead Coordinator’s Head Office, at the addresses stated below:

Comissão de Valores Mobilizations – CVM
Rua Sate de September, n.° 111, 5° andar	Rua Formosa, n.° 367, 20° andar
Rio de Janeiro – RJ	São Paulo – SP

The Program Prospectus and Placement Supplement are at the disposal of investors at CVM for consultation and reproduction purposes only.

Companhia de Saneamento Básico do Estado de São Paulo - Banco Santander Brasil S.A. SABESP
Rua Costa Carvalho, n.° 300	Rua Amador Bueno, 474 – Bloco C – 3° andar
São Paulo – SP	04752-005 - São Paulo – SP
CNPJ/MF n.° 43.776.517/0001-80	CNPJ/MF n.° 61.472.676/0001-72

Att.: Mr. Rui de Britto Álvares Affonso	Att.: Mr. Ricardo Corradi Leoni
Chief Financial Officer and Investor Relations Officer
Phone #: (11) 3388-8247	Phone #: (11) 5538-6792
Fax #: (11) 3815-4465	Fax #: (11) 5538-8252
E-mail: raffonso@sabesp.com.br	E-mail: ricardoc@santander.com.br

Printed issues of the Program Prospects and Placement Supplement are available for those interested at the aforementioned addresses of the Company, the Lead Coordinator, and the Coordinators.

The Program Prospects and Placement Supplement are available for consultation and reproduction at the website of (a) the Company (www.sabesp.com.br); (b) the Coordinators (www.santander.com.br, www.bancoreal.com.br and www.unibanco.com.br); (c) CVM (www.cvm.gov.br); (d) BOVESPA (www.bovespa.com.br), and (e) CETIP (www.cetip.com.br).

Date of Placement Start-up: as from the date of publication of this Announcement, that is, March 11, 2005.

This Issuance has been previously submitted to CVM and registered under # CVM/SRE/DEB/2005/006 for the 1st Tranche, and # CVM/SRE/DEB/2005/007 for the 2nd Tranche, on March 10, 2005.

THE PLACEMENT REGISTRATION CARRIED OUT BY CVM DOES NOT ENSURE THE TRUTHFULNESS OF INFORMATION PROVIDED OR UNDER REVIEW BY THE COMPANY, NOR OF THE DEBENTURES TO BE THEN DISTRIBUTED.

“This Placement has been prepared in accordance with the provisions of ANBID Self-Regulation Code for Public Security Placements registered with the 5th Office of Deeds of the State of Rio de Janeiro under # 497585, and complied with the minimum standards on information contained therein. ANBID shall not be liable for any said information, as a Company, on the institutions taking part in the process and related Debentures.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 17, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.